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                                            File No. 70-____

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                          FORM U-1

                 APPLICATION OR DECLARATION

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                           West Penn Power Company
                           800 Cabin Hill Drive
                           Greensburg, PA  15601





(Name of company or companies filing this statement and addresses of principal executive offices)


                   Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                    Thomas K. Henderson, Esq.
                    Vice President
                    Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD 21740-1766



(Name and address of agent for service)


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Item No. 1.    Description of Proposed Transaction

          West Penn Power Company, a public utility subsidiary of

Allegheny Energy, Inc., a registered holding company, hereby requests authority through December 31, 2007 to (a) acquire all the limited liability company interests in a new wholly-owned limited liability company subsidiary; (b) transfer intangible transition property and the associated intangible transition charges revenue stream (both as defined and discussed below), to the new subsidiary in exchange for the net proceeds from the sale of Transition Bonds (discussed below); and (c) for the new

subsidiary to issue Transition Bonds to the public as discussed below.  West Penn further requests that the Commission grant such other authorizations as may be necessary in connection with the transactions described herein.



          Background of Competition in Pennsylvania

          The Electricity Generation Customer Choice and

Competition Act (Pennsylvania House Bill 1509) (the "Competition

Act") was enacted in December 1996, and provided for the

restructuring of the electric utility industry in Pennsylvania.

The Competition Act required the unbundling of electric services into separate supply, transmission, and distribution services with open retail competition for supply.  Electric distribution and transmission services remain regulated by the Pennsylvania

Public Utility Commission ("PUC").  The Competition Act required utilities to submit restructuring plans to the PUC, including transition costs which result from competition.  Transition costs include regulatory assets, long-term purchased power commitments,

and other costs, including investment in generating plants, spent-

fuel disposal, retirement costs and reorganization costs, for which an opportunity for recovery is allowed in an amount

determined by the


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PUC to be just and reasonable.  These costs,

after mitigation by the utility, are to be recovered through a

Competitive Transition Charge ("CTC") approved by the PUC and collected from distribution customers for up to nine years from the date of enactment (or for an alternate period determined by the PUC for good cause shown).  During that period, the utility is subject to rate caps which provide that, for a significant portion of that period, total charges to customers cannot exceed the rates in place as of December 31, 1996, subject to certain exceptions.



          Full electric generation competition is being phased

in.  For West Penn, the schedule called for one-third of each customer class to have direct retail access on January 1, 1999,

and for an additional one-third to have direct retail access on

January 2, 1999.  Retail access for the remaining one-third will occur on January 2, 2000.



          The Competition Act also authorized the PUC to adopt a

Qualified Rate Order ("QRO") to approve the issuance of

Transition Bonds (as defined below) by a utility, a subsidiary of a utility or a third-party assignee of a utility, as a mechanism to mitigate transition costs and reduce customer rates.  Under the Competition Act, proceeds of Transition Bonds are required to be used principally to reduce qualified stranded costs and the related capitalization of the utility.  To the extent a QRO and the rates and other charges authorized thereunder are declared to be irrevocable, the irrevocable QRO issued by the PUC will create

"Intangible Transition Property" ("ITP") by contract which can be used to secure the Transition Bonds.  The Transition Bonds are repayable from irrevocable Intangible Transition Charges ("ITC")

which are collected in lieu of CTC.

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          ITCs are generally defined as amounts authorized to be

imposed on all customer bills, pursuant to an irrevocable QRO,

for the purpose of recovering the principal and interest on the

Transition Bonds, costs to cover credit enhancements, cost of retiring existing debt and equity, costs of defeasance, servicing fees and other related fees, taxes, costs and expenses,

("Qualified Transition Expenses" or "QTEs").  ITCs are collected through non-bypassable charges imposed by an electric utility that provides electric transmission and distribution services to a customer located in its certificated territory, regardless of whether that customer continues to purchase electricity from that electric utility.  The ITC is calculated as a percentage of

expected total base rate revenue to be collected by rate class or group of rate classes, the collection of which will likely be dependent upon, among other things, the utility's ability to forecast by customer class: 1) number of customers and/or usage;

2) delinquencies and charge-offs and 3) payment lags.  In the

QRO, the PUC may provide for periodic adjustments to the ITC

("true-ups") in accordance with the Competition Act and the QRO.

Once the QRO declares the ITC to be irrevocable, none of the utility, the PUC, the Commonwealth of Pennsylvania, nor any

instrumentality thereof, has any right to modify the ITC, except in accordance with the specific terms of the QRO.



          Securitization

          As discussed above, the Competition Act provides for

the use of securitization as a form of transition cost

mitigation.  For purposes of the securitization, an electric utility's ITP and related ITC revenue stream are isolated from the risks of the electric utility through their transfer to a bankruptcy-remote assignee (in this case, a new wholly owned subsidiary of

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West Penn).  The new subsidiary issues Transition

Bonds secured by the ITP and the ITC revenue stream.  The

Competition Act provides that a transfer of ITP by an electric utility in a transaction approved in a QRO shall be treated as an absolute transfer of all of the utility's right, title and

interest in the ITP as in a true sale, and not as a pledge or other financing, other than for Federal and state income and franchise tax purposes.



          As ITCs are imposed and collected, such amounts will be

used to pay principal and interest on the Transition Bonds, as well as fees and expenses related to the transaction.  To the extent ITCs prove insufficient (or more than sufficient) to fund credit enhancement requirements and to pay QTEs, including

interest and principal on the Transition Bonds, the Competition

Act provides for true-ups through filings with the PUC.  Aside from these ITC adjustments, the Competition Act provides that the

Commonwealth of Pennsylvania will not reduce the value of the ITP or the ITC until the Transition Bonds are discharged.



          The securitization transaction outlined above will

increase the creditworthiness of the Transition Bonds because the underlying securitized assets (the ITP and its associated ITC revenue stream) are isolated from the risks associated with other assets of an electric utility upon being transferred to a

bankruptcy remote special purpose entity (the new wholly-owned subsidiary of West Penn).  The creditworthiness of these assets is further increased by the Commonwealth's agreement under the

Competition Act and by its issuance of an irrevocable QRO not to reduce the value of the ITP or ITC until the Transition Bonds are discharged, and by the PUC's issuance


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of an irrevocable QRO that

specifies the amount of the QTEs to be recovered through the ITC and approves a methodology for periodic adjustments to the ITC.

These aspects of the securitization transaction will enable the

Transition Bonds to obtain a higher credit rating than the debt instruments of the electric utility.



          The Proposed Transaction

          In accordance with the procedures set forth in the

Competition Act, on November 19, 1998, the Pennsylvania PUC

adopted a final QRO in response to West Penn's application,

authorizing the recovery of transition costs by West Penn of $670 million(or $630 million in the event of a merger with DQE, Inc.).



          In connection with the November 19, 1998 QRO, or any

other subsequent QRO adopted by the Pennsylvania PUC, West Penn will transfer the ITP and associated ITC revenue stream created by that QRO to an assignee, which will be a newly-created,

bankruptcy remote, wholly-owned Delaware limited liability

company, formed by West Penn for this purpose (the "Special

Purpose LLC").  West Penn requests authority to form the Special

Purpose LLC and to acquire all of the membership interests in the new company for $100.  The Special Purpose LLC will be

capitalized (at least 0.5% of the total principal amount of the

Transition Bonds) through some form of capital contribution

(e.g., cash or demand note) by West Penn or an affiliate thereof.

The Special Purpose LLC will issue debt securities ("Transition

Bonds") secured by the ITP and the associated ITC revenue stream.

The ITC charge will be set to provide for recovery of an excess amount (the "Overcollateralization Reserve Required Amount").  To

enhance the


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creditworthiness of the Transition Bonds, this amount

will be expected to be collected ratably over the expected term of the Transition Bonds.



          West Penn, as the "servicer" of the ITCs, will remit

monthly (or more frequently) all amounts collected in respect of the ITCs to a collection account maintained by the indenture trustee for the benefit of the holders of the Transition Bonds

(the "Collection Account").  Quarterly, the Special Purpose LLC

will pay out of the Collection Account, among other things

authorized by the QRO, the trustee fees, servicing fees,

administrative costs, operating expenses, accrued but unpaid interest on all classes of the Transition Bonds, and principal

(to the extent scheduled) of the Transition Bonds.  ITC

collections in excess of such amounts will be used by the Special

Purpose LLC to fund credit enhancement requirements and reserves.



          West Penn requests authority for the Special Purpose

LLC to issue up to $670 million in Transition Bonds.  The Special

Purpose LLC may issue Transition Bonds in the form of debt

securities in one or more series, and each such series may be issued in one or more tranches.  Different series may have

different maturities and coupon rates, and each series may have tranches with different maturities and coupon rates.  Overall,

the characteristics of the Transition Bonds will be substantially similar to bonds issued by other issuers in other contexts; it is the Competition Act and the procedures set forth therein which add complexity to the proposed transaction rather than the terms of the Transition Bonds.  Each series will be entitled to

recover, through the ITC approved by one or more QROs, QTEs,

based on a specified principal amount of Transition Bonds for such series, including interest at the coupon rate or rates

applicable to such series.  There will be a date on


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which each of

the Transition Bonds is expected to be repaid and a legal final maturity date by which the Transition Bonds must be repaid.

Neither the expected final maturity nor the legal final maturity will be later than January 2, 2010. The expected final maturity date may vary from the legal final maturity date due to the fact that the ITC is calculated by taking into account such variables as the anticipated level of charge-offs, delinquencies, and

usage, which may differ from the amounts actually incurred or achieved



          Pursuant to a "Sale Agreement" between West Penn and

the Special Purpose LLC, West Penn will transfer the ITP and associated ITC revenue stream to the Special Purpose LLC in a transfer which will be regarded as a true sale for bankruptcy purposes.  It is anticipated that the Transition Bonds will be rated higher than the senior unsecured long-term debt of West

Penn by one or more nationally recognized rating agencies.



          Pursuant to a "Servicing Agreement" between West Penn

and the Special Purpose LLC, West Penn will act as the "servicer"

of the ITC revenue stream as part of normal utility collections and, in this capacity, West Penn will, among other things, (a)

bill customers and make collections on behalf of the Special

Purpose LLC and (b) file with the Pennsylvania PUC for

adjustment to the ITC to achieve a level which allows for full recovery of QTEs in accordance with the amortization schedule for each series of Transition Bonds.  It should be noted that West

Penn may subcontract with other companies to carry out some of its servicing responsibilities, so long as the ratings of the

Transition Bonds are neither reduced nor withdrawn.


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          West Penn will be entitled to compensation, in the form

of a "servicing fee", for its servicing activities and

reimbursement for certain of its expenses in the manner set forth in the documentation applicable to each series.  In order to satisfy the rating agency requirements for a "bankruptcy remote"

entity, the servicing fee must be an "arms-length" fee, which would be reasonable and sufficient for a third party performing similar services.  The rating agency requirement is meant to assure that the Special Purpose LLC would be able to stand on its own and accordingly the fee must be sufficient to retain a third party servicer if for any reason West Penn could not continue to perform these services.  As a result, the servicing fee will be set at an annual level of not more than 2% of the outstanding amount of the Transition Bonds.



          Any successor to West Penn pursuant to any merger,

consolidation, bankruptcy, reorganization or other insolvency proceeding will be required to assume West Penn's obligations under the Sale and Servicing Agreement and under the Competition

Act.  Amounts collected by West Penn in respect of the ITC will be deposited into its accounts and then remitted monthly (or possibly more frequently if required by the rating agencies) to the Collection Account.  Any investment earnings with respect to

ITC amounts collected by West Penn will be retained by West Penn.



          West Penn anticipates that the Special Purpose LLC will

not have its own paid employees.  As described above, West Penn will be retained under the Servicing Agreement to collect and manage the ITP and associated ITC revenues and to make

appropriate filings with the Pennsylvania Public Utility

Commission.  Personnel employed by Allegheny Power Service

Corporation


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 ("APSC") will provide ministerial services on an as-

needed basis to the Special Purpose LLC pursuant to an

administrative service agreement ("Service Agreement") to be entered into between Special Purpose LLC and APSC.  The services to be provided will consist primarily of corporate housekeeping matters relating to the Special Purpose LLC such as providing notices required under its Transition Bond documentation,

maintaining corporate books and records and maintaining authority to do business in appropriate jurisdictions.  Under the Service

Agreement, Special Purpose LLC will reimburse APSC for the cost of services provided, computed in accordance with Rules 90 and 91 under the Act, as well as applicable rules and regulations.





Item No. 2.    Fees, Commissions and Expenses

          The following estimated fees and expenses are expected

to be incurred by the Applicants in connection with the formation of a new subsidiary of West Penn, the acquisition of interests in that company by West Penn and the issuance of interests by the new subsidiary.  (To be filed by amendment by means of a copy of the Form S-3 Registration Statement.)



Item No. 3.    Applicable Statutory Provisions

          West Penn is informed by counsel that the proposed

transactions may be subject to Sections 6(a), 7, 9(a), 10, 12(b),

and 12(f) of the Public Utility Holding Company Act of 1935 and

Rules 90 and 91 thereunder.



Item No. 4.    Regulatory Approval

               The proposed transactions have been authorized to

the extent required by the Public Utility Commission of

Pennsylvania as to


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the formation of a new subsidiary of West

Penn and the issuance of securities by the new subsidiary.

No other regulatory agency, other than the Securities and

Exchange Commission, has jurisdiction over the proposed

transactions.





Item No. 5.  Procedure

          It is requested that the Commission's order granting

this Application or Declaration be issued on or before April 19,

1999.  There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date.  West Penn consents to the Division of Corporate

Regulation's assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the transactions covered by this Application or Declaration.


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Item No. 6.    Exhibits and Financial Statements

          (a)  Exhibits


               B-1       Form of Sale Agreement (to be
                         filed by amendment)

               B-2       Form of Servicing Agreement (to be
                         filed by amendment)

               B-3       Form of Service Agreement with APSC (to
                         be filed by amendment)

               D-1       West Penn's
                         Settlement Agreement approved by the
                         Pennsylvania Public Utility Commission
                         (to be filed by amendment)

               D-2       Orders of the
                         Pennsylvania Public Utility Commission
                         (to be filed by amendment)

               F         Opinion of Counsel
                         (to be filed by amendment)


               G         Financial Data
                         Schedule (to be filed by amendment)


               H         Form of Notice




Item No. 7.    Information as to Environmental Effects

               (a)  For the reasons set forth in Item 1 above, the

               authorization applied for herein does not require major

               federal action significantly affecting the quality of

               the human environment for purposes of Section 102(2)(C)

               of the National Environmental Policy Act (42 U.S.C.

               4232(2)(C)).



               (b)  Not applicable.


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                            SIGNATURE



          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the

undersigned thereunto duly authorized.


                                   WEST PENN POWER COMPANY


                                   By  /s/ Thomas K. Henderson

                                        Thomas K. Henderson,
                                        Vice President



Dated: March 9, 1999